SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Unaudited Interim Condensed Consolidated
Financial Statements

GOL Linhas Aéreas Inteligentes S.A.

March 31, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

Unaudited Interim Condensed Consolidated Financial Statements

     March 31, 2009 and 2008
(In thousands of Brazilian reais)

Report of independent registered public accounting firm

The Board of Directors and Shareholders
Gol Linhas Aéreas Inteligentes S.A.

We have reviewed the condensed consolidated balance sheet of Gol Linhas Aéreas Inteligentes S.A. as of March 31, 2009, and the related condensed consolidated statements of income, changes in equity and cash flows for the three-month periods ended March 31, 2009 and 2008. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with International Financial Reporting Standards, issued by the International Accounting Standards Board.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Gol Linhas Aéreas Inteligentes S.A. as of December 31, 2008, and the related consolidated statements of income, changes in equity, and cash flows for the year then ended (not presented herein) and in our report dated March 19, 2009, except for Notes 2a and 24, as to which the date is May 4, 2009, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2008, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

     ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Luiz Carlos Passetti
Partner

São Paulo, Brazil
May 13, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

     Interim condensed consolidated income statements
Periods ended March 31, 2009 and 2008 (Unaudited)
(In thousands of Brazilian reais, except per share amounts)

		Three month period ended March 31,

	Note	2009	2008

Operating revenues
Passenger		1,386,436	1,499,336
Cargo and other		130,600	105,091

Total operating revenues		1,517,036	1,604,427

Operating expenses
Salaries	5	(246,430)	(241,819)
Aircraft fuel		(446,064)	(664,132)
Aircraft rent		(217,485)	(169,243)
Aircraft insurance		(18,184)	(7,168)
Sales and marketing		(82,077)	(140,207)
Landing fees		(80,676)	(86,300)
Aircraft and traffic servicing		(86,383)	(117,445)
Maintenance materials and repairs		(123,609)	(2,807)
Depreciation and amortization		(36,697)	(27,266)
Other operating expenses		(74,340)	(98,844)

Total operating expenses		(1,411,945)	(1,555,231)

Operating profit		105,091	49,196

Finance costs and other income (expense)
Finance costs
Interest expense		(79,975)	(65,687)
Capitalized interest		1,413	8,793

Total finance costs		(78,562)	(56,894)
Exchange gain		86,077	47,259
Interest and investment income		73,322	29,696
Other expense, net		(93,700)	(3,712)

Total finance costs and other income (expense)		(12,863)	16,349

Profit (loss) before income taxes		92,228	65,545

Income tax expense	6	(30,794)	(86,063)

Profit (loss) for the period attributable to equity
holders of the parent		61,434	(20,518)

Earnings (loss) per share:
Basic	13	0.31	(0.10)
Diluted	13	0.31	(0.10)

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Interim condensed consolidated balance sheets
March 31, 2009 and December 31, 2008
(In thousands of Brazilian reais)

	Note	March 31, 2009	December 31, 2008

		(Unaudited)
Assets
Non-current assets
Property, plant and equipment, net	7	2,998,753	2,998,756
Intangible assets	7	1,195,424	1,197,861
Other non-current assets
Prepaid expenses		70,604	58,793
Deposits		540,524	507,428
Deferred income taxes		730,350	729,784
Restricted cash		6,859	6,589
Other non-current assets		59,484	97,446

Total other non-current assets		1,407,821	1,400,040

Total non-current assets		5,601,998	5,596,657

Current assets
Other current assets		49,398	52,386
Prepaid expenses		109,954	123,801
Deposits		226,723	237,914
Recoverable income taxes		60,669	110,767
Inventories of parts and supplies	8	181,865	200,514
Trade and other receivables	9	326,625	344,927
Restricted cash		13,576	176,697
Financial assets	17	214,906	245,585
Cash and cash equivalents	10	166,122	169,330

Total current assets		1,349,838	1,661,921

Total assets		6,951,836	7,258,578

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Interim condensed consolidated balance sheets
March 31, 2009 and December 31, 2008
(In thousands of Brazilian reais)

	Note	March 31, 2009	December 31, 2008

		(Unaudited)
Liabilities and shareholders' equity
Shareholders' equity
Issued share capital	11	1,350,702	1,250,618
Capital reserves		89,556	89,556
Treasury shares		(41,180)	(41,180)
Retained earnings (deficit)		(176,842)	(227,386)

Total shareholders' equity		1,222,236	1,071,608

Non-current liabilities
Long-term debt	17	2,382,707	2,438,881
Smiles deferred revenue		254,034	262,626
Deferred income taxes		578,577	548,680
Provisions	14	125,435	157,310
Other non-current liabilities		203,762	196,894

Total non-current liabilities		3,544,515	3,604,391

Current liabilities
Short-term debt	17	948,003	967,452
Accounts payable		231,977	283,719
Salaries, wages and benefits		153,632	146,805
Current income taxes payable		38,142	39,605
Sales tax and landing fees		72,459	97,210
Advance ticket sales		422,049	572,573
Provisions	14	109,005	165,287
Smiles deferred revenue		87,097	90,043
Other current liabilities		122,721	219,885

Total current liabilities		2,185,085	2,582,579

Total liabilities and shareholders' equity		6,951,836	7,258,578

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Interim condensed consolidated statement of changes in equity
Three month period ended March 31, 2009 and 2008 (Unaudited)
(In thousands of Brazilian reais, except per share amounts)

		Subscription Shares		Treasury Shares

							Retained
						Capital	Earnings
	Notes	Shares	Amount	Shares	Amount	Reserves	(Deficit)	Total

Balance at December 31, 2007		202,300,591	1,250,618	-	-	89,556	1,052,274	2,392,448

Comprehensive income:
Loss for the period		-	-	-	-	-	(20,518)	(20,518)
Derivative instruments, net of taxes		-	-	-	-	-	9,717	9,717

Total Comprehensive loss		-	-	-	-	-	(10,801)	(10,801)
Share-based payment		-	-	-	-	-	1,137	1,137
Treasury shares		-	-	(749,500)	(20,864)	-	-	(20,864)
Dividends payable		-	-	-	-	-	(36,258)	(36,258)

Balance at March 31, 2008		202,300,591	1,250,618	(749,500)	(20,864)	89,556	1,006,352	2,325,662

Balance at December 31, 2008		202,300,591	1,250,618	(1,574,200)	(41,180)	89,556	(227,386)	1,071,608

Comprehensive income:
Profit for the period		-	-	-	-	-	61,434	61,434
Derivative instruments, net of taxes		-	-	-	-	-	(12,334)	(12,334)

Total Comprehensive profit		-	-	-	-	-	49,100	49,100
Subscription shares		-	100,084	-	-	-	-	100,084
Share based payment		-	-	-	-	-	1,444	1,444

Balance at March 31, 2009 (Unaudited)		202,300,591	1,350,702	(1,574,200)	(41,180)	89,556	(176,842)	1,222,236

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Interim condensed consolidated statements of cash flows (Unaudited)
Periods ended March 31, 2009 and 2008
(In thousands of Brazilian reais)

	Three month period ended March 31,

	2009	2008

Cash flows from operating activities:
Net profit (loss)	61,434	(20,518)

Adjustments to reconcile net profit (loss) to net
cash provided by operating activities:
Depreciation and amortization	36,697	27,266
Share-based payments	1,444	1,137
Changes in fair value of derivative financial instruments	(12,334)	9,717
Net foreign exchange fluctuations	(86,077)	(47,259)

Changes in operating assets and liabilities:
Provisions	(88,157)	(157,126)
Trade and other receivables	18,302	548,772
Inventories	18,649	4,587
Deposits	(21,905)	(12,174)
Prepaid expenses	2,036	42,361
Other assets	40,950	81,035
Advance ticket sales	(150,524)	(180,419)
Smiles deferred revenues	(11,538)	2,112
Accounts payable	(51,742)	(74,422)
Sales tax and landing fees	(24,751)	4,545
Income taxes	77,966	6,045
Other liabilities	(83,469)	36,002

Net cash provided by (used in) operating activities	(273,019)	271,661

Cash flows from investing activities:
Purchase of property, plant and equipment, net	(35,542)	(243,309)
Net proceeds of intangible assets	2,437	(5,343)
Net investments in restricted cash	162,851	(8,724)
Net investments in financial assets	30,679	281,489

Net cash used in investing activities	160,425	24,113

Cash flows from financing activities:
Net proceeds from / repayment of debt	9,302	(364,954)
Dividends paid	-	(36,258)
Addition of treasury shares	-	(20,864)
Paid subscribed capital	100,084	-

Net cash provided by (used in) financing activities	109,386	(422,076)

Net increase (decrease) in cash and cash equivalents	(3,208)	(126,302)

Cash and cash equivalents at beginning of the period	169,330	573,121

Cash and cash equivalents at end of the period	166,122	446,819

Supplemental disclosure of cash flow information:
Interest paid	79,975	54,084
Income tax paid	2,757	53,612

Non-cash investing activities :
Accrued capitalized interest	32,520	26,458
Finance leases	1,152	100,818

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to interim condensed consolidated financial statements
(In thousands of Brazilian Reais)

1. Corporate information

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) is a joint stock company (sociedade por ações) constituted in accordance with Brazilian bylaws. The objective of the Company is to exercise corporate control of VRG Linhas Aéreas S.A. (“VRG”), to exploit (i) regular and non-regular air transportation services of passengers, cargo and mail bags, nationally or internationally, according to the concessions granted by the competent authorities; (ii) complementary activities of chartering air transportation of passengers, cargo and mail bags.

The Company’s shares are traded on the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange (BOVESPA). The Company has entered into an Agreement for Adoption of Level 2 Differentiated Corporate Governance Practices with the São Paulo Stock Exchange – BOVESPA, integrating indices of Shares with Differentiated Corporate Governance – IGC and Shares with Differentiated Tag Along – ITAG, created to differ companies committed to adopting differentiated corporate governance practices.

The Company’s interim condensed consolidated of the period ended March 31, 2009 were authorized for issue by the Board of Directors on May 11, 2009. The registered office is located at Rua Tamoios, 246, Jd. Aeroporto, São Paulo, Brazil.

2. Basis of preparation and summary of significant accounting policies

The interim condensed consolidated financial statements for the three month period ended March 31, 2009 have been prepared in accordance with the provisions of IAS 34 “Interim Financial Reporting”.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2008.

In the opinion of the Company’s management, the interim condensed consolidated financial statements are in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Boards, requirements and are consistent with those accounting policies adopted in the preparation of the Company’s annual financial statements for the year ended December 31, 2008.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to interim condensed consolidated financial statements (Continued)
(In thousands of Brazilian reais)

3. Key accounting estimates and judgments

The preparation of interim condensed financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances. These underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised. Actual results could differ from these estimates.

In preparing these interim condensed financial statements, the key accounting estimates and judgments made by management in applying the Company’s significant accounting policies were the same as those used in the preparation of the most recent published annual consolidated financial statements.

4. Seasonality of operations

The Company’s results from continuing operations are characterized by their seasonal nature and have varied significantly from quarter to quarter in previous year. This phenomenon varies in magnitude depending on the year and the management expects these variations to continue.

5. Employee costs and numbers

a) Staff costs

The average number of persons employed during the period was as follows:

	Three month period ended March 31,

Number	2009	2008

Brazil	16,289	16,080
Rest of world	510	607

	16,799	16,687

Salaries, wages and benefits	235,228	236,027
Other employee costs	11,202	5,792

Total employee costs	246,430	241,819

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to interim condensed consolidated financial statements (Continued)
(In thousands of Brazilian reais)

5. Employee costs and numbers (Continued)

b) Key management personnel

	Three month period ended March 31,

	2009	2008

Fees	871	764
Salary and benefits	2,420	2,123
Share-based payments	1,202	787

Total	4,493	3,674

6. Income taxes

The major components of income tax expense in the interim consolidated income statement are:

	Three month period ended March 31,

	2009	2008

Current income tax:
Current income tax expense	(2,757)	(57, 338)
Deferred income tax expense:
Relating to origination and reversal of temporary differences	(28,037)	(28,725)

Income tax expense reported in the income statement	(30,794)	(86,063)

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to interim condensed consolidated financial statements (Continued)
(In thousands of Brazilian reais)

7. Property, plant and equipment and intangible assets

	Property,		Other
	plant and		intangible
	equipment	Goodwill	assets	Total

At December 31, 2008	2,998,756	542,302	655,559	4,196,617
Additions	162,867	-	-	162,867
Transfers	(27,002)	-	-	(27,002)
Disposals	(87,704)	-	(3)	(87,707)
Depreciation and amortization	(48,164)	-	(2,434)	(50,598)

At March 31, 2009	2,998,753	542,302	653,122	4,194,177

The net value of aircraft held under finance leases amounts to R$1,283,022 on March 31, 2009 (R$ 1,301,145 as of December 31, 2008).

Pre-delivery deposits, included in Property, plant and equipment, refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of 55 Boeing 737-800 Next Generation (58 aircraft at December 31, 2008), amounting to R$957,932 (R$957,204 at December 31, 2008) and other payments related to future aircraft acquisitions including capitalized interest of R$32,520 (R$33,955 at December 31, 2008). Deposits are transferred to the acquisition cost of aircraft when the aircraft are purchased.

8. Inventories of parts and supplies

During the first quarter of 2009, the amount of inventories recognized as an expense was R$23,709 (R$23,068 in the first quarter of 2008), which is recognized in maintenance materials and repairs expense.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to interim condensed consolidated financial statements (Continued)
(In thousands of Brazilian reais)

9. Trade and other receivables

	March 31, 2009	December 31, 2008

Local currency:
Credit card administrators	85,851	95,097
Travel agencies	155,972	116,270
Installment sales	87,135	92,913
Cargo agencies	14,372	15,505
Other	13,726	48,723

	357,056	368,508

Foreign currency	20,268	21,117

	377,324	389,625

Allowance for doubtful accounts	(50,699)	(44,698)

	326,625	344,927

Changes in the allowance for doubtful accounts are as follows:

	March 31, 2009	December 31, 2008

Balances at beginning of year	(44,698)	(36,369)
Additions	(9,426)	(15,864)
Recoveries	3,425	7,535

Balances at end of year	(50,699)	(44,698)

The aging analysis of accounts receivable is as follows:

	March 31, 2009	December 31, 2008

Current	304,819	327,722
Past-due from less than 30 days to 90 days	21,605	21,113
Past-due from 91 days to more than 360 days	50,900	40,790

	377,324	389,625

10. Cash and cash equivalents

Cash and cash equivalents were comprised of the following at March 31, 2009 and December 31, 2008:

	March 31, 2009	December 31, 2008

Cash on hand	120,567	148,716
Short-term deposits with maturity within three months	45,555	20,614

	166,122	169,330

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to interim condensed consolidated financial statements (Continued)
(In thousands of Brazilian reais)

11. Shareholders’ equity

The following table sets forth the ownership and the percentage of the Company’s voting (common) and non-voting (preferred) shares as of March 31, 2009 and December 31, 2008:

	March 31, 2009			December 31, 2008

	Common	Preferred	Total	Common	Preferred	Total

ASAS Investment Fund	100.00%	42.6%	73.13%	100.00%	42.60%	73.13%
Treasury shares	-	1.66%	0.78%	-	1.66%	0.78%
Others	-	2.18%	1.02%	-	3.84%	1.80%
Public Market (Free Float)	-	53.56%	25.07%	-	51.90%	24.29%

	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

As of March 31, 2009, the capital of the Company is comprised of 202,300,591 fully paid-up shares being 107,590,792 shares of common stock and 94,709,799 shares of preferred stock, each with no par value, authorized, issued and outstanding. According to the Company’s bylaws, the capital can be increased up to R$2 billion through the issuance of common or preferred shares.

In March 20, 2009 the Board of Directors has approved the capital increase of the Company in the amount of R$203,531,031.60 and the issuance of 26,093,722 shares, comprising 6,606,366 common shares and 19,487,356 preferred shares. The issuance price for the common and preferred shares is fixed at R$ 7.80 per share, according to the quotation of the shares in the São Paulo Stock Exchange on March 20, 2009, verified after the closing of the trading session, in accordance with Article 170, Paragraph 1, Item III of the Law No. 6,404/76. The issuance price is equivalent to 90.9% of the average closing price of the preferred shares during the last 30 trading sessions, which was R$ 8.58, and to 83.2% of the average closing price during the last 60 trading sessions, which was R$ 9.37. As of March 31, 2009 total amount subscribed and paid in was R$ 100,084, amounting to 12,831,282 shares. However, the capital increase is anticipated to be concluded in May 2009, when the all shares will be effectively issued.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to interim condensed consolidated financial statements (Continued)
(In thousands of Brazilian reais)

12. Share-based payments

On February 2, 2009, the Board of Directors approved the granting of 925,800 options for the purchase of the Company’s preferred shares at the price of R$10.52 per share. The options vest at a rate of 1/5 per year, and can be exercised up to 10 years after the grant date. The fair value of each share at the date of the grant was R$ 8.53.

The fair value of equity-settled share options was estimated at the grant date using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the models for options granted:

Total of options granted	925,800
Option exercise price (R$)	10.52
Estimated volatility of share price (%)	76.91
Share's expected dividend yield (%)	-
Risk free interest rate (%)	12.66
Option duration (years)	10.00
Fair value at grant date (R$)	8.53

Expected volatility was determined on the basis of historical volatility using historical data.

During the three month period ended March 31, 2009, the Company recorded a share-based payments expense of R$1,444 (R$1,137 in the three month period ended March 31, 2008), recorded in the income statement as employee costs.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to interim condensed consolidated financial statements (Continued)
(In thousands of Brazilian reais)

13. Earnings per share

	Three month period ended March 31,

	2009	2008

Numerator
Net profit (loss) attributable to common and preferred
shareholders for basic and diluted earnings per share	61,434	(20,518)

Denominator
Weighted-average shares outstanding for basic earnings
per share (in thousands)	200,727	202,300

Treasury shares	-	(183)

Adjusted weighted-average shares outstanding for basic
earnings per share (in thousands)	200,727	202,117

Effect of dilutive securities:
Executive stock options (in thousands)	-	-

Adjusted weighted-average shares outstanding and assumed
conversions for diluted earnings per shares (in thousands)	200,727	202,117

Basic earnings (loss) per share	0.31	(0.10)
Diluted earnings (loss) per share	0.31	(0.10)

14. Provisions

		Onerous
	Insurance	lease	Return
	provision	provision	of aircraft	Litigation	Total

At December 31, 2008	139,409	8,250	102,615	72,323	322,597
Arising	-	-		425	425
Utilized	(83,877)	-	(4,705)	-	(88,582)

At March 31, 2009	55,532	8,250	97,910	72,748	234,440

Current	11,095	-	97,910	-	109,005
Non-current	44,437	8,250	-	72,748	125,435

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to interim condensed consolidated financial statements (Continued)
(In thousands of Brazilian reais)

14. Provisions (Continued)

a) Insurance provision

Relates to the accident of an aircraft performing Gol Airlines Flight 1907 on September 29, 2006. The Company continues to cooperate fully with all regulatory and investigatory agencies to determine the cause of this accident. The Company maintains insurance for the coverage of these risks and liabilities resulting from the claim. The payments for the hull to the lessor were made by the insurance company. Management does not expect any liabilities arising from the accident involving Flight 1907 to have a material adverse effect on the financial position or results of its operations.

b) Onerous lease provision

Relates to the set down of Boeing 767 aircraft held as operating leases.

c) Return of aircraft

Includes provisions for the costs to meet the contractual return conditions on aircraft held under operating leases.

d) Litigation

At March 31, 2009, the Company and its subsidiaries are parties in judicial lawsuits and administrative proceedings, including 1,110 administrative proceedings, 9,759 civil proceedings and 4,459 labor claims, of which, 1,067 administrative proceedings, 9,169 civil proceedings and 814 labor claims were filed as a result of the Company’s operations. The remainder is related to requests for recognition of succession related to the acquisition of VRG.

15. Transactions with related parties

During the three month period ended March 31, 2009, relationships of the Company with its related parties have not changed significantly in terms of amounts and or scope that could have a material effect on the financial position or performance of the Company in the same period.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to interim condensed consolidated financial statements (Continued)
(In thousands of Brazilian reais)

16. Financial instruments and concentration of risk

The Company’s principal financial liabilities, other than financial derivatives, are comprised of loans and borrowings, trade and other payables. The main purpose of these financial liabilities is to raise finances for the Company’s operations. The Company has loan and other receivables, trade and other receivables, and cash and short-term deposits that are derived directly from its operations. The Company also holds available-for-sale investments, and enters into financial derivative transactions.

The Company is exposed to market risk (including exchange rate risk, interest rate risk and fuel price risk), credit risk and liquidity risk. Financial instruments affected by risk include loans and borrowings, deposits, available-for-sale investments, and derivative financial instruments.

The Company’s senior management, with the assistance of the Financial Risk Committee, oversees the management of these risks. The Financial Risk Committee provides assurance to the Company’s senior management that the Company’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with Company policies and Company risk appetite. All derivative transactions are carried out by specialist teams that have the appropriate skills, experience and supervision. It is the Company’s policy that no trading in derivatives for speculative purposes shall be undertaken.

The Board of Directors reviews and approves policies for managing each of these risks which are summarized below.

Market risk

a) Fuel price risk

The Company is exposed to fuel price risk and the management fuel price risk strategy aims to provide the airline with protection against sudden and significant increases in oil prices while ensuring that the airline is not competitively disadvantaged in a serious way in the event of a substantial rise in the price of fuel. Pursuing these objectives, the fuel risk management program allows for the judicious use of a number of derivatives available on the Over the Counter (OTC) markets with approved counterparties and within approved limits.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to interim condensed consolidated financial statements (Continued)
(In thousands of Brazilian reais)

16. Financial instruments and concentration of risk (Continued)

a) Fuel price risk (Continued)

Airline operations are exposed to the effects of changes in the price of aircraft fuel, Aircraft fuel consumed in the three month period ended March 31, 2009 and 2008 represented 31.6% and 42.7% of the Company’s operating expenses, respectively. To manage this risk, the Company periodically enters into crude oil option contracts and swap agreements.

The following is a summary of the Company’s fuel derivative contracts (in thousands, except as otherwise indicated):

	March,	December
Period ended:	31, 2009	31, 2008

Fair value of derivative instruments (R$) *	2,386	(102,387)

Period ended March 31:	2009	2008

Hedge effectiveness gains recognized in operating expenses (R$)	-	13,785
Hedge ineffectiveness gains (losses) recognized in other income (R$)	(42,346)	1,203
Hedged volume (thousands barrels) during the period	238	1,424
Percentage of hedged consumption during the period	12%	60%

* The derivative instruments is recorded in other current liabilities

The Company utilizes financial derivative instruments as hedges to decrease its exposure to jet fuel price increases. At March 31, 2009, the Company has a combination of purchased collar structures to hedge approximately 23%, 29% and 16% of its jet fuel requirements for the second, third and fourth quarter of 2009, respectively.

During the first quarter of 2009, there were no gains or losses recognized by the Company as a reduction of aircraft fuel expense (R$13,785 of gains in the first quarter of 2008). During the first quarter of 2009, there were R$42,346 of additional net losses (R$1,203 of gains in the first quarter of 2008) recognized in Other expenses, related to the ineffectiveness of its hedges and the loss of hedge accounting for certain hedges. The loss of R$13,451 were also registered in Other expenses at the end of 2008 totaled a loss of R$55,797 related to ineffectiveness of hedge contracts already settled. The amount of R$24,127 in the first quarter of 2009 (R$7,270 of gains in the first quarter of 2008) represented ineffectiveness loss and mark-to-market losses related to contracts that will be settled in future periods. As of March 31, 2009 there were R$86,645 (R$90,580 of losses at December 31, 2008 since all unrealized value was ineffective), net of taxes, of unrealized losses with jet fuel hedges recorded in equity. During the period, all derivative contracts were designated as hedges.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to interim condensed consolidated financial statements (Continued)
(In thousands of Brazilian reais)

16. Financial instruments and concentration of risk (Continued)

a) Fuel price risk (Continued)

The following table demonstrates the notional value of the derivatives contracted to protect the fuel exposure for each period:

Position as of March 31, 2009	Maturities

Fuel Risk	2Q09	3Q09	4Q09	Total

Notional volume in barrels (thousands)	710	928	530	2,168
Notional volume in liters (thousands)	112,876	147,533	84,259	344,668

Future agreed rate per barrel (USD)*	82.72	83.18	53.05	75.66

Total in Reais **	135,974	178,713	65,095	379,782

* Weighted average between the strikes of collars and callspreads
** Exchange rate at 03.31.2009 was R$ 2.3152 / US$ 1.00

The following table demonstrates the sensitivity of financial instruments to a reasonably possible change in fuel prices, with all other variables held constant, on profit before tax and equity:

	Position as of March 31, 2009		Position as of March 31, 2008

Increase / (decrease) in fuel price (percent)	Effect on profit before tax (R$ million)	Effect on equity (R$ million)	Effect on profit before tax (R$ million)	Effect on equity (R$ million)

+10	(49)	(49)	(69)	(69)
-10	40	40	64	64

b) Foreign currency risks

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense are denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

Exchange exposure relates to amounts payable arising from US$-denominated and US$-linked expenses and payments. To manage this risk, the Company uses US options and futures contracts.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to interim condensed consolidated financial statements (Continued)
(In thousands of Brazilian reais)

16. Financial instruments and concentration of risk (Continued)

b) Foreign currency risks (Continued)

The Company’s revenue is generated in Brazilian reais (except for a small portion in Argentine Pesos, Bolivian Bolivianos, Chilean Pesos, Colombian Pesos, Euros, Paraguayan Guaranis, Peruvian Nuevos Soles, Uruguayan Pesos and Venezuelan Bolivares from flights between Brazil, Argentina, Bolivia, Chile, Colombia, Paraguay, Peru, Uruguay and Venezuela). However, its liabilities, particularly those related to aircraft leasing and acquisition, are US dollar-denominated. The Company’s currency exchange exposure at March 31, 2009 and December 31, 2008 are as set forth below:

	March 31, 2009	December 31, 2008

Assets
Cash, cash equivalents and short-term investments	185,835	281,286
Accounts receivable from leasing companies	111,719	104,465
Deposits in guarantee of lease agreements	122,485	111,326
Maintenance deposits	396,426	391,989
Prepaid lease expenses	43,996	45,596
Other	48,434	53,533

Total assets	908,895	988,195

Liabilities
Foreign suppliers	41,433	37,336
Loans and borrowings	1,684,187	1,715,068
Finance leases	1,532,859	1,573,605
Other leases payable	27,294	15,863
Insurance premium payable	11,095	54,422

Total liabilities	3,296,868	3,396,294

Exchange exposure	2,387,973	2,408,101

Future obligations
Operating leases	3,525,125	4,675,420
Aircraft commitments	16,353,179	16,662,776

Total exchange exposure	22,266,277	23,746,297

The following is a summary of Company’s foreign currency derivative contracts (in thousands, except as otherwise indicated):

Period ended on:	March 31, 2009	December 31, 2008

Fair value of derivative instruments (R$)	-	9,416

Period ended March 31:	2009	2008

Hedge effectiveness gains recognized in operating expenses (R$)	-	(2,636)
Hedge ineffectiveness gains (losses) recognized in other income (R$)	22,822	(1,954)
Hedged volume (USD) during the period	-	223,750
Percentage of expenses hedged during the period	-	52%

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to interim condensed consolidated financial statements
(Continued) (In thousands of Brazilian reais)

16. Financial instruments and concentration of risk (Continued)

b) Foreign currency risks (Continued)

The Company utilizes financial derivative instruments as hedges to decrease its exposure to increases in the US$ exchange rate. The Company has utilized derivative financial instruments for short-term time frames. The Company accounts for its foreign currency futures derivative instruments as cash flow hedges under IAS 39. As of March 31, 2009 the unrealized exchange gains recorded in equity were R$24,904 (R$50,387 of gains as of December 31, 2008). Were recorded in financial income gains related with ineffectiveness of exchange hedge operations already settled an amount of R$25,728, of which R$ 2,906 were recognized on December 31, 2008 and the remaining R$22,822 were recognized during the first quarter ended on March 31, 2009. On March 31, 2009, were also recognized losses of R$5,184 in Other expenses related to ineffective hedge contracts for future competences.

As of March 31, 2009, the Company has no derivative financial instruments designated for hedge U.S. dollar exchange rate.

The following table demonstrates the sensitivity to a reasonably possible change in the US$ exchange rate, with all other variables held constant, of the Company’s profit before tax (due to changes in the fair value of monetary assets and liabilities) and the Company’s equity (due to changes in the fair value of forward exchange contracts).

	Position as of March 31, 2009		Position as of March 31, 2008

Strengthening	Effect on profit		Effect on profit	Effect on
/weakening in US	before tax (R$	Effect on equity	before tax (R$	equity (R$
dollar (percent)	million)	(R$ million)	million)	million)

+10	(96)	(96,4)	(103)	(96)
-10	86	86,4	98	102.8

c) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to interim condensed consolidated financial statements (Continued)
(In thousands of Brazilian reais)

16. Financial instruments and concentration of risk (Continued)

c) Interest rate risk (Continued)

The Company’s results are affected by fluctuations in international interest rates due to the impact of such changes on expenses of lease agreements. The Company uses derivative financial instruments to reduce its exposure to fluctuations in international interest rates and accounts for these instruments in accordance with IAS 39. In general, when a derivative can be defined within the terms and cash flows of a leasing agreement, this may be designed as a “Cash Flow Hedge” and the effective portion of fair value variations are recorded in equity until the date the cash flow of the hedged leasing agreement becomes due, The Company also has interest rate derivatives not designated for hedge accounting treatment and, in this case, the periodic variations in fair values are recognized as financial income or expense.

On March 31, 2009, the Company keeps interest swap-lock derivatives to protect itself from movements of international interest rates. On March 31, 2009, for financial instruments designated as cash flow hedges, the Company had contracts with a nominal amount of R$140,244 (R$141,564 as of December 31, 2008) with a fair value of R$4,235 of losses (R$3,878 of losses on December 31, 2008) and recognized R$4,232 (R$3,873 of losses on December 31, 2008) of losses in equity. During the period, the Company recognized R$156 of net gains (there were no gains or losses on March 31, 2008) as a reduction of interest payment recorded in financial income.

For interest rate derivatives not designated as hedges, on March 31, 2009, the Company had contracts with a nominal amount of R$100,711 (R$203,786 as of December 31, 2008) with a fair value of R$19,765 of losses (losses of R$30,903 on December 31, 2008) and recognized R$5,764 of net gains (there were no gain, resulting from market value fluctuations and settled contracts, in financial income.

The following table illustrates the sensitivity of financial instruments on profit before tax for the year to a reasonably possible change in Libor interest rates, with effect from the beginning of the year. There was no impact on shareholders’ equity. These changes are considered to be reasonably possible based on observation of current market conditions. The calculations are based on financial instruments held at each balance sheet date. All other variables were held constant.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to interim condensed consolidated financial statements (Continued)
(In thousands of Brazilian reais)

16. Financial instruments and concentration of risk (Continued)

c) Interest rate risk (Continued)

	Position as of March 31, 2009		Position as of March 31, 2008

Increasing/(decreasing) in Libor interest rates for all maturities, in percent	Effect on profit before tax (R$ million)	Effect on equity (R$ million)	Effect on profit before tax (R$ million)	Effect on equity (R$ million)

+10	(0.23)	(0.03)	(0.48)	(0.48)
-10	0.23	0.23	0.48	0.48

Liquidity risk

Liquidity risk represents the risk of shortage of funds to pay off debts, To avoid mismatch of accounts receivable and accounts payable, the Company’s cash management policy limits a maximum of 20% of its investments with maturities in the same month and the duration of the investments cannot exceed the duration of the Company’s payment obligations.

The Company’s off-balance sheet exposure represents the future obligations related to operating lease contracts and aircraft purchase contracts. The Company utilizes derivative financial instruments with first-tier banks for cash management purposes. The Company currently has synthetic fixed income options and swap agreements to obtain the Brazilian overnight deposit rate from fixed-rate or dollar-denominated investments.

The table below presents the Company’s contractual payments required on its financial liabilities:

Period ended March 31, 2009	Within one year	One to five years	Over five years	Total

Interest-bearing borrowings:
Finance leases	(220,221)	(870,331)	(911,503)	(2,002,055)
Floating rate loans	(741,515)	(117,457)	-	(858,972)
Fixed rate loans	-	-	(888,879)	(888,879)
Working capital	(50,000)	-	-	(50,000)
Derivative Financial Instruments:				-
Fuel derivatives	(4,213)	-	-	(4,213)
Interest rate swaps	(6,689)	(17,311)	-	(24,000)

Total	(1,022,638)	(1,005,099)	(1,800,382)	(3,828,119)

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to interim condensed consolidated financial statements (Continued)
(In thousands of Brazilian reais)

16. Financial instruments and concentration of risk (Continued)

c) Interest rate risk (Continued)

Capital management

The leverage ratios at March 31, 2009 and December 31, 2008 were as follows:

	March 31, 2009	December 31, 2008

Total equity	1,222,236	1,071,608

Cash and cash equivalents	(166,123)	(169,330)
Restricted cash	(20,435)	(183,286)
Other current financial assets	(214,906)	(245,585)
Loans and borrowings	1,797,851	1,832,728
Finance leases	1,532,859	1,573,605

Net debt (a)	2,929,246	2,808,132

Total capital (b)	4,151,482	3,879,740

Leverage ratio (a) / (b)	71%	72%

Credit risk

Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents, short-term investments and accounts receivable. Credit risk on cash equivalents and short term investments relate to amounts invested with major financial institutions, Credit risk on accounts receivable relates primarily to amounts receivable from the major international credit card companies. These receivables are short-term and the majority of them settle within 30 days.

Outstanding financial derivative instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its eight counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts. To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold derivative financial instruments for trading purposes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to interim condensed consolidated financial statements (Continued)
(In thousands of Brazilian reais)

17. Financial assets and liabilities

a) Financial assets

On March 31, 2009 all short-term investments were classified as available for sales with a total carrying value of R$214,906 (R$245,585 on December 31,2008).

There are no significant differences between carrying value and fair value of other financial assets and liabilities.

The gross realized gains on sales of available-for-sale securities totaled R$ 6,234 and R$ 8,461 (US$ 2,693 and US$ 3,654), in the three month period ended March 31, 2009 and 2008, respectively. The gross realized losses on sales of available-for-sale totaled R$ 1,018 (US$ 440) in the three month period ended March 31, 2009.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to interim condensed consolidated financial statements (Continued)
(In thousands of Brazilian reais)

17. Financial assets and liabilities (Continued)

b) Financial liabilities

At March 31, 2009 and December 31, 2008 debt consisted of the following:

	Effective
	interest		March 31,	December
	rate	Maturity	2009	31, 2008

Current
Local currency:
Working capital	14.02%	August, 2009	50,000	50,000
Secured floating rate BNDES loan	8.90%	July, 2012	14,181	14,181
Secured floating rate BDMG loan	10.85%	January, 2014	2,800	2,567
Interest		-	1,576	1,686

			68,557	68,434
Foreign currency in U.S. Dollars:
Unsecured floating rate PDP loan facility	1.21%	December, 2009	677,479	697,719
Secured floating rate IFC loan	3.34%	July, 2013	14,470	19,475
Finance leases	-		156,488	157,948
Interest	-		31,009	23,876

			879,446	899,018

			948,003	967,452

Non-current
Local currency:
Secured floating rate BNDES loan	8.90%	July, 2012	33,088	36,633
Secured floating rate BDMG loan	10.85%	January, 2014	12,019	12,593

			45,107	49,226
Foreign currency in U.S. dollars:
Unsecured floating rate PDP loan facility	1.21%	December, 2009	-	-
Secured floating rate IFC loan	3.34%	July, 2013	72,350	77,900
Finance leases			1,376,371	1,415,657

			1,448,721	1,493,557

Unsecured fixed rate Senior notes	7.50%	April, 2017	477,852	481,630
Unsecured fixed rate Perpetual notes	8.75%	-	411,027	414,468

			888,879	896,098

			2,382,707	2,438,881

			3,330,710	3,406,333

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to interim condensed consolidated financial statements (Continued)
(In thousands of Brazilian reais)

17. Financial assets and liabilities (Continued)

b) Financial liabilities (Continued)

The following table provides a summary of Company’s principal payments of long-term debt obligations at March 31, excluding the finance leases:

					Thereafter
	2010	2011	2012	2013	2013	Total

Local currency:
BDMG loan	2,955	2,955	2,955	2,955	199	12,019
BNDES loan	13,787	13,787	5,514	-	-	33,088

	16,742	16,742	8,469	2,955	199	45,107
Foreign currency:
IFC loan	21,102	21,102	21,102	9,044	-	72,350
Senior notes	-	-	-	-	477,852	477,852

	21,102	21,102	21,102	9,044	477,852	550,202

Perpetual notes	-	-	-	-	411,027	411,027

Total	37,844	37,844	29,571	11,999	889,078	1,006,336

Contracts with IFC and BNDES include customary covenants and restrictions including those that require the Company to maintain defined debt liquidity and interest coverage ratios.

Regarding the BNDES loan, according to the specific consent obtained, the Company can present a guarantee letter under the terms and conditions established in order to prevent a breach with the financial covenants. Starting on March 6, 2008, the Company presented to BNDES a guarantee letter with maturity on March 4, 2009, that guarantees all contractual obligations, which have been renewed upon maturity. Subsequent to September 30, 2008, a contract amendment was signed establishing that during the period that the financial covenants are not met, the Company has the obligation to maintain a guarantee letter in order to prevent a covenant breach. At March 31, 2009, the Company was therefore in compliance with the financial covenant established in its loan contract with the BNDES totaling R$47,269, even though the established financial ratios were not met.

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to interim condensed consolidated financial statements (Continued)
(In thousands of Brazilian reais)

18. Commitments

The following table provides a summary of Company’s principal payments under aircraft purchase commitments and other obligations at March 31 of each year:

	Within one	Between one	Over five
(In R$ 000)	year	and five years	years	Total

Pre-delivery deposits for flight equipment	378,954	1,473,213	-	1,852,167
Aircraft purchase commitments	2,205,791	10,544,690	1,750,531	14,501,012

Total	2,584,745	12,017,903	1,750,531	16,353,179

At March 31, 2009 the Company has a purchase contract with Boeing for acquisition of Boeing 737-800 Next Generation aircraft, under which the Company currently has 92 firm orders and 36 purchase options. The firm orders have an approximate value of R$14,501,012 (US$6,3 billion) based on the aircraft list price (which exclude contractual manufacturer discounts), including estimated amounts for contractual price escalations and pre-delivery deposits. Aircraft purchase commitments can be financed with long-term financing guaranteed by the U.S. Exim Bank (for approximately 85% of the total acquisition cost).

The Company leases its entire fleet under a combination of operating and finance leases, At March 31, 2009, the total fleet was 120 aircraft, of which 95 were operating leases and 25 were recorded as finance leases. Eighteen f the Company’s aircraft finance leases contain bargain purchase options. During the three month period ended on March 31, 2009, no aircraft under finance leases were delivered and no 737-300 aircraft were returned during the quarter ended March 31, 2009. Fifteen 737-300 aircraft were in the process of being returned.

a) Finance leases

Future minimum lease payments under finance leases with initial or remaining terms in excess of one year at March 31, 2009 and December 31, 2008 were as follows:

	March 31, 2009	December 31, 2008

Within one year	220,221	222,222
After more than one year but within five years	870,331	881,186
In five years or more	911,503	972,318

Total minimum lease payments	2,002,055	2,075,726
Less: amount representing interest	(469,196)	(502,121)

Present value of net minimum lease payments	1,532,859	1,573,605
Less current portion	(156,488)	(157,948)

Long-term portion	1,376,371	1,415,657

GOL LINHAS AÉREAS INTELIGENTES S.A.

Notes to interim condensed consolidated financial statements (Continued)
(In thousands of Brazilian reais)

18. Commitments (Continued)

b) Operating leases

The Company leases aircraft in operation, airport terminal space, other airport facilities, office space and other equipment with initial lease term expiration dates ranging from 2009 to 2020.

Future minimum lease payments under non-cancelable operating leases are denominated in US dollars. Such leases with initial or remaining terms in excess of one year at March 31, 2009 and December 31, 2008 were as follows:

	March 31, 2009	December 31, 2008

Within one year	553,855	916,298
After more than one year but within five years	2,340,288	3,080,918
Over five years	630,982	678,204

Total minimum lease payments	3,525,125	4,675,420

c) Other commitment

The Company does not accrue liabilities for levies imposed on its receipt of leased aircraft, which comprise its fleet. The Company is challenging in court the VAT (ICMS) levies on aircraft and engines imported under aircraft leases without purchase options in transactions carried out with lessors headquartered in foreign countries. The Company’s management understands that these transactions represent simple leases in view of the contractual obligation to return the assets that are the subject of the contract, which will never be considered as the Company’s asset. Given that there is no circulation of goods, a relevant tax triggering event is not characterized. The estimated aggregate value of lawsuits filed is R$204,271 at March 31, 2009 (R$201,760 at December 31, 2008), monetarily adjusted and not including charges in arrears. Management, based on the assessment of the cases by its legal advisors and supported by case laws favorable to taxpayers from the High Court (STJ) and the Supreme Federal Court (STF) handed down in the second quarter of 2007, understands that it is unlikely for the Company to have losses on these lawsuits.

Although the results of these proceedings cannot be anticipated, the final judgment of these actions will not have a material effect on the Company’s financial position, operating income and cash flow, according to management’s opinion supported by its outside legal advisors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.